CONSENT OF RICHARD WHITE

The undersigned hereby consents to:

(i)

the filing of the disclosure of scientific or technical information concerning mineral projects (the “Technical Disclosure”) in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “Form 40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii)

the incorporation by reference of such Technical Disclosure in the 40-F and the AIF into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii)

the incorporation by reference of such Technical Disclosure in the AIF into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv)	the use of my name in the AIF, the F-10, the 40-F and the S-8.

/s/ Richard White
Richard White

Date: March 19, 2015